Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

January 14, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn:  Patrick Scott

RE:	Deutsche Variable Series II (formerly DWS Variable Series II) (the “Trust”); (Reg. Nos. 033-11802; 811-05002) (CIK No. 0000810573)

Dear Mr. Scott:

On behalf of the Trust, I am herewith filing a request to withdraw the filing of Post-Effective Amendments to the Registration Statement as set forth below regarding the following two proposed new series of the Trust: Deutsche Risk Pilot VIP and Deutsche Risk Pilot Discovery VIP (the “Funds”).

              The Trust, on behalf of the Funds, filed the following Post-Effective Amendments with respect to the Funds (the “Amendments”):

Date	PEA #	EDGAR Submission Type	Accession #
12-19-2013	91	485APOS	0000088053-13-001423
3-14-2014	93	485 BXT	0000088053-14-000295
4-14-2014	94	485 BXT	0000088053-14-000384
5-6-2014	96	485 BXT	0000088053-14-000533
6-6-2014	98	485 BXT	0000088053-14-000803
6-30-2014	99	485 BXT	0000088053-14-000855
7-29-2014	100	485 BXT	0000088053-14-000945
8-26-2014	101	485 BXT	0000088053-14-001146
9-25-2014	102	485 BXT	0000088053-14-001261
10-22-2014	103	485 BXT	0000088053-14-001378
11-20-2014	104	485 BXT	0000088053-14-001458
12-17-2014	105	485 BXT	0000088053-14-001627

The Trust has decided not to offer the Funds at this time and therefore requests the withdrawal of the Amendments pursuant to Rule 477(a) under the Securities Act of 1933. No securities were sold pursuant to the filing of the Amendments.

If you have any questions regarding this filing, please contact the undersigned at (617) 295-2565.

Very truly yours,

/s/Caroline Pearson

Caroline Pearson
Managing Director
Deutsche Funds Chief Legal Officer

cc:           John Marten, Esq., Vedder